Exhibit (a)(13)

i2 TECHNOLOGIES, INC.

ADDENDUM FOR EMPLOYEES IN DENMARK

MATERIAL TAX CONSEQUENCES

The following is a general summary of the income tax consequences under current law of participating in the Offer for those individuals who are tax residents of Denmark. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are a citizen or resident of another country for local law purposes. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Option Exchange. You will likely be subject to tax as a result of the option exchange. The taxable amount will be the value of the New Option Grant less the amount you paid for the returned option (which will be zero). The value of the New Option Grant will likely be calculated in accordance with a statutory formula, although the precise application of the formula in this context is uncertain. Please consult your tax advisor to determine your taxable amount.

Taxation of Returned Options. Any options previously granted to you prior to January 1, 2001 were taxable at vesting. If you return such options for exchange, it is unlikely that you will be able to recover any taxes you may have previously paid with respect to such options. If granted pre-2000, taxed at vesting—not recoverable.

New Option Grant. You will not be subject to tax at the time you receive the New Option Grant.

Exercise of New Option Grant. You will recognize taxable income upon the exercise of the option in an amount equal to the difference between the fair market value of the shares on the date of option exercise and the price paid for the shares. This income will be treated as compensation income. You must pay all required taxes on this amount at your marginal tax rates. The Corporation will withhold all applicable income and social taxes with respect to that income.

Sale of Shares. Upon the sale of your shares, you will recognize capital gain in an amount equal to the difference between the sale price and the fair market value of the shares on the date of exercise. If you hold the shares for less than three years, your gain will be taxed as capital gain income at rates of up to 59%. If you hold the shares for three years or more, the gain is tax-free if the fair market value of your total portfolio of quoted shares for the three years preceding the sale has not exceeded a specified amount, which is set at DKK125,100 (or DKK250,100 for married couples) for 2002. If the threshold is exceeded, the gain is taxed as share income. Share income, which does not exceed DKK39,700 per year (or DKK79,400 for married couples) for 2002 is taxed at a rate of 28%; share income exceeding the threshold is taxed at a rate of 43%.